Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Checkmate Pharmaceuticals, Inc.

245 Main Street, 2nd Floor

Cambridge, MA 02142

Telephone: 617-682-3625

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

July 22, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Courtney Lindsay and Mary Beth Breslin

Re:	Checkmate Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-239932

CIK No. 0001651431

Rule 83 Confidential Treatment Request by Checkmate Pharmaceuticals, Inc.

Ladies and Gentlemen:

On behalf of Checkmate Pharmaceuticals, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 9, 2020 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on May 13, 2020, resubmitted to the Commission on June 23, 2020 and subsequently publicly filed by the Company with the Commission on July 17, 2020 (File No. 333- 239932) (the “Registration Statement”), we submit this supplemental letter to further address comment 4 of the Original Comment Letter.

CONFIDENTIAL TREATMENT REQUESTED BY CHECKMATE PHARMACEUTICALS, INC.

July 22, 2020

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range (as defined below); however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Kleem Chaudhary, Chief Business Officer, Checkmate Pharmaceuticals, Inc., 245 Main Street, 2nd Floor, Cambridge, MA 02142; before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

4.     Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

CONFIDENTIAL TREATMENT REQUESTED BY CHECKMATE PHARMACEUTICALS, INC.

July 22, 2020

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the most recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”), resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant. As part of this determination, the Board took into consideration the Company’s third-party valuations of its common stock and the Board’s assessment, with input from management, of additional objective and subjective factors that it believed were relevant. These factors may have changed from the date of the applicable third-party valuation through the date of the grant. The third-party valuations performed were based on either recent arms-length financings or different scenarios (i.e. sale, stay private or a potential future IPO) that were dependent upon the valuation date and/or the relevant arm’s length transaction. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of November 30, 2018, and August 14, 2019. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

CONFIDENTIAL TREATMENT REQUESTED BY CHECKMATE PHARMACEUTICALS, INC.

July 22, 2020

The Company’s equity value at November 2018 was calculated using a market approach. In November 2018, the Company had a recent arm’s length transaction in its preferred stock, which was utilized to calculate the implied value of its equity and common stock. In August 2019, the Company calculated its equity value using an income approach because the arm’s length transaction from November 2018 was deemed less relevant, having taken place approximately ten months prior. After the equity value was determined, common stock values were estimated using both an option pricing method (“OPM”) and a hybrid approach. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock only has value if the funds available for distribution to stockholders exceeds the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability (“DLOM”) of the common stock is then applied to arrive at an indication of value for the common stock.

The hybrid approach utilized both a probability-weighted expected return method (“PWERM”), where the equity value in one or more scenarios, such as a sale or IPO, is assigned, and the OPM. Under the PWERM, the common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate, and then probability weighted to arrive at an indication of value for the common stock. The OPM considers the scenarios where specific future liquidity events cannot be forecasted with certainty, except the exits which are modeled under PWERM, and the PWERM considers scenarios where the entity has forecasted one or more near-term exits (such as an IPO) with greater certainty.

The key assumptions for the November 2018 valuation and the concluded value are summarized in the table below:

	Recent Transaction Method		Indicated Fair Value per Share of Common Stock
Valuation Date	Probability Weighting	DLOM
November 30, 2018	100%	40%	$0.35

The August 2019 valuation was performed using an income approach (as referenced above) based on probability-weighted future event scenarios (i.e., a sale scenario and a stay private scenario) and the Company’s assessment of its development pipeline and market conditions at that time.

CONFIDENTIAL TREATMENT REQUESTED BY CHECKMATE PHARMACEUTICALS, INC.

July 22, 2020

Once the values were determined (using both the OPM and hybrid approach), the Company then applied a DLOM, determined by a put option analysis that considered the timing of a future liquidity event. The key assumptions used by the Company in the August 2019 valuation (and concluded values) were as follows:

	Private Company Scenario		Liquidity (M&A) Scenario		Indicated Fair Value per Share of Common Stock
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM
August 14, 2019	95%	40%	5%	15%	$0.44

The increase in the fair value of the common stock from the November 30, 2018 valuation to the August 14, 2019 valuation was driven primarily by (i) the possibility of a near term sale of the Company taking into account prior indications of interest the Company received from prospective buyers; (ii) the progress of the Company’s research and development program and product candidate (CMP-001), including the status and results of clinical trials; (iii) the Company’s stage of development and commercialization and business strategy; (iv) external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry; and (v) the Company’s financial position, including cash on hand, and historical and forecasted performance and results of operations. These factors were partially offset by the additional sales of preferred stock between the valuation dates. The Company notes that there was no contemplation of an IPO in August 2019 and as a result the impact of a potential IPO was not included as a scenario supporting the valuation at that time point.

The Board relied, in part, on the results of (i) the November 30, 2018 valuation in its determination of the fair value of common stock of $0.33 per share as of March 27, 2018 and August 3, 2018, (ii) the November 30, 2018 valuation in its determination of the fair value of common stock of $0.35 per share as of December 1, 2018, March 27, 2019, and June 12, 2019, and (iii) the August 14, 2019 valuation in its determination of the fair value of common stock of $0.35 per share as of September 5, 2019, September 20, 2019, and November 13, 2019. For the options granted between September 2019 through November 2019, the Company’s Board initially determined that the fair value of the common stock was $0.35 per share as of the grant date. However, as discussed in the Registration Statement, the fair value of the common stock at the date of these grants was adjusted to $0.44 per share in connection with a retrospective fair value assessment based on the August 14, 2019 valuation for purposes of recording stock-based compensation expense associated with these awards. There were no option grants after the grants that were made in November 2019.

CONFIDENTIAL TREATMENT REQUESTED BY CHECKMATE PHARMACEUTICALS, INC.

July 22, 2020

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to July 2020, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the valuation of the Company based on the Company’s Series C financing completed in June 2020 that was led by two new outside investors;

•	the Company’s financial condition and prospects;

•	valuation metrics for and recent performance of initial public offerings of companies in the biotechnology sector;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of August 14, 2019 of $0.44 per share, which does not reflect the anticipated Stock Split, and the Preliminary Price Range of $[***] to $[***] per share, which does not reflect the anticipated Stock Split, is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to August 14, 2019, the date of the Company’s most recent determination of the fair value of its common stock.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the August 14, 2019 valuation, the probability weighting of the IPO scenario was 0%.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any DLOM of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the August 14, 2019 valuation.

CONFIDENTIAL TREATMENT REQUESTED BY CHECKMATE PHARMACEUTICALS, INC.

July 22, 2020

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock, (ii) liquidation payments in preference to holders of the Company’s common stock, and (iii) veto voting rights with respect to certain actions. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•

The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of August 19, 2019 represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

Since August 19, 2019, the Company has taken several steps towards the completion of an IPO, including the completion of the Company’s Series C preferred stock financing in June of 2020, the confidential filing of a registration with the Commission on May 13, 2020 and the public filing of a Registration Statement with the Commission on July 17, 2020.

•

Since June 29, 2020, the Company held “testing-the-waters” meetings, at which the Company received feedback from potential investors. Further positive feedback from potential investors was received through the underwriters most recently on July 16, 2020.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with more ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s discussion and analysis of financial condition and results of operations – Critical accounting policies and significant judgments and estimates – Stock-based compensation” for additional background regarding its equity grant valuation methodologies to date.

CONFIDENTIAL TREATMENT REQUESTED BY CHECKMATE PHARMACEUTICALS, INC.

July 22, 2020

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 570-1603 or Benjamin K. Marsh at (212) 813-8816.

Respectfully submitted, GOODWIN PROCTER LLP

By	/s/ Kyra Ayo Caros
Kyra M. Ayo Caros, Esq.

cc:	Barry Labinger, Checkmate Pharmaceuticals, Inc.

Kleem Chaudhary, Checkmate Pharmaceuticals, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Benjamin Marsh, Esq., Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY CHECKMATE PHARMACEUTICALS, INC.